

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

August 5, 2009

Jieming Huang
President and Chief Executive Officer
Baby Fox International, Inc.
Shanghai Minhang, District
89 Xinbang Road, Suite 305-B5, PRC

> **RE: Baby Fox International, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **File No. 333-150835**
> **Filed July 10, 2009**

Dear Mr. Huang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1. Please note the continuing need to update disclosure throughout the prospectus to present information as of the most recent practicable date. For example, on page 40 you present the number of stores and employees as of March 31, 2009 even

though your document was filed in July. See prior comment three from our letter dated March 7, 2009.

2.   We note your response to prior comment one. It appears to us, based on your disclosure, that the shares being sold by Favor Jumbo Enterprise Ltd, First Prestige, Inc., JD Infinity Holdings, Inc. and Catalpha Holdings, Inc. were received for fundraising related services, including services related to this offering. Please provide us with a detailed legal and factual analysis addressing whether the noted entities are underwriters. We may have further comment.

Registration Statement Facing Page

3.   Please revise to indicate that this is a rule 415 offering.

Prospectus Summary, page 3

4.   Your disclosure on page 3 indicates that Baby Fox acquired Shanghai Baby Fox on November 26, 2007, but that, at the time of the transaction, the two entities were under common control. It appears that Baby Fox was controlled by Mr. Yoshida while Shanghai Baby Fox was controlled by Ms. Wang. Please clarify the basis of your statement that this was a transaction between entities under common control.

5.   Also, please clarify this initial transaction and the consideration paid. You state that you purchased 100% of the equity of Shanghai Baby Fox for approximately $806,608 which was subsequently contributed to equity. Please clarify the meaning of this statement; for example, it is unclear why these proceeds were contributed to equity in an entity that you just purchased.

Summary Financial and Operating Information, page 7

6.   Please revise to clarify who will receive the dividends declared by Shanghai Baby Fox on August 8, 2008 and December 10, 2007.

Risk Factors, page 8

7.   Many of the subheadings in your risk factors section are too vague and generic to adequately describe the risk that follows. See, for example, your risk factor "Need for additional employees." Also, please revise to succinctly state in your subheadings the risks that result from the facts and uncertainties identified while avoiding generic conclusions.   For example, we note you have added a risk factor that "[y]our independent auditors have expressed their concern as to [y]our ability to continue as a going concern" but does not address the risks to the company or investors associated with this.

8.   We note your statement in the "Our business is highly competitive …" risk factor
        that "[a]ccording Li & Fung Research Center's report, China's apparel market
        listed after Brazil as the second –most attractive among emerging economies."
        Your risk factor discussions should not contain any mitigating language. Revise
        to delete the mitigating language throughout your risk factors section. You may
        address this information in another part of the prospectus

9.   We note your statement in the risk factor "We have no plan to declare any
        dividends …" that "Shanghai Baby Fox declared cash dividends on August 8,
        2007 and December 10, 2007 in the amount of $401,973 and $433,757,
        respectively, there is no intent to make the payment in the foreseeable future."
        We note your prior statement that you plan to pay the dividends before December
        31, 2010. Please revise accordingly.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 21

10.   Given the current global financial and economic crisis, please revise to provide
        additional disclosure under "China's Economy and its Apparel Industry"
        addressing the impact that recent events have had on your key markets, suppliers,
        and customers. Further, revise to discuss any impact that these events have had
        on your target customer, including his/her wealth, spending patterns, and
        consumer preferences. Finally, address the impact that recent events have had, or
        may have, on your revenues, credit collections and policies, gross margins,
        liquidity and expansion plans.

11.   We note your response to prior comment 19. Please revise your management's
        discussion and analysis to address the decline in average sales per square foot.

Results of Operations, page 23

Comparison of Nine Months Ended March 31, 2009 and 2008

12.   We note that the $1,571,502 increase in sales at existing stores is cited as a
        contributing factor for the $6,842,730 increase in sales for the nine months ended
        March 31, 2009. Please revise to disclose the causal factors (such as clearance
        sales, improved brand recognition, etc.) identified by management that resulted in
        this increase.

13.   Please revise to provide support for your statement that "the brand has gained
        massive exposure in leading women's magazines …."

14.   We were unable to locate your response to prior comment 20. Accordingly we
        reissue it. Please clarify the number of stores closed during the nine month period

ended March 31, 2009 and indicate whether this amount of store closing is higher than historical levels and, if so, explain why.

15.   Please explain the reference to "regional agents' fees" on page 25 and explain the material terms of the program and the role it plays in your business. Explain the $1.1 million agency fee balance in footnote three to your financial statements. Also, please provide enhanced disclosure about your agency marketing system.

16.   Please clarify that you charge your licensed or "non-corporate owned" stores an a one-time non refundable alliance fee when they sign a contract with you. As you treat these fees as revenues, please separately discuss amounts attributable to these fees in your Management's Discussion and Analysis for each period, if material. Also, disclose the impact associated with these fees on your gross margins.

Liquidity and Capital Resources, page 27

17.   We note your statement that you can satisfy your cash requirements during the next 12 months. Considering (i) your working capital position has deteriorated from $874,726 at June 30, 2007 to $(620,720) at June 30, 2008 and to $(1,365,974) at March 31, 2009, (ii) current asset balances such as accounts receivable and inventories have increased substantially at March 31, 2009, (iii) your continued operating loss through the nine month period ended March 31, 2009, and (iv) $831,915 of long-term debt is due in June 2010, please disclose the details of your plan to fund your operations for the next twelve months. Your revised disclosure should clearly explain management's plans to ensure that you meet your liquidity needs and to improve your working capital position. Your revised analysis should also provide an explanation for management's assessment of when you expect to realize accounts receivable and inventories in cash and when you expect to make payment on payables and accrued expenses. Refer to Item 303 of Regulation S-K and SEC Release 33-8350.

18.   Your page 27 discussion of net cash provided by operations should be revised to more clearly focus on a comparison of the nine months ended March 31. Currently it is unclear what period is being addressed in the text.

19.   Also, please revise to provide a more detailed discussion of the changes in material items on your balance sheets. For illustration only, explain the $700,000 increase in accrued expenses and the inventory build-up. In this regard we note your statement concerning "management's then judgment on market trend also contributed to the higher inventory level." Please revise to clarify the meaning of this statement, particularly if management believes greater than historical discounting may be necessary to reduce these balances.

20.   Revise to briefly explain the $800,866 of investments made in Shanghai Baby
        Fox.

21.   We do not believe the company has responded to prior comment 25.
        Accordingly, we reissue it. Please revise your liquidity discussion to provide
        more visibility concerning the company's expansion and operating plans and near
        term cash requirements to effectuate the plan. This disclosure should include, for
        example, the amount of funds budgeted for new store openings in the next year.

22.   We do not believe the company has responded completely to prior comment 29
        and, accordingly we reissue it. Please revise, here and elsewhere as appropriate,
        to disclose the specific nature of the consulting services provided by each party
        referenced as receiving shares on January 18, 2008.

Obligations Under Material Contracts, page 29

23.   We have reviewed your response to our prior comment 30 noting it appears that
        you have not addressed the comment in its entirety, therefore it is being reissued.
        It appears the presentation of the operating lease obligations by year is
        inconsistent with the amounts disclosed in Note 9 of the June 30, 2008 audited
        financial statements on F-23. Please revise or advise.

Business, page 31

24.   We note your response to prior comment 39. However, you continue to reference
        your catalogue sales operations – see, page 32. Please clarify if you have a
        catalogue sales operation.

25.   Please revise to discuss any monitoring procedures currently in place to assess the
        financial health, creditworthiness, and inventory levels of your non-corporate
        owned stores. See prior comment 40.

26.   We were unable to locate text responsive to prior comment 41. Accordingly, we
        reissue it. Please revise your disclosure under inventory monitoring and
        management to address how your operations and inventories are segregated from
        your related parties. Also, please clarify the relative percentage of your inventory
        that is at your distribution center compared to your store locations and, for
        inventory at your distribution center, indicate how much represents returned
        merchandise.

27.   We were unable to locate your disclosure responsive to our prior comment 14.
        Accordingly, we reissue. Please provide a basis for your statement that income is
        rising in less developed cities in China and that these cities have growing
        purchasing power, in light of the current economic circumstances.

28.   We note that you have added text indicating that your "online store with taobao.com is expected to be open for business in April 2009." It is now July 2009. Please revise to update the status of this initiative.

29.   We were unable to locate any disclosure responsive to prior comment 16. Accordingly, we reissue it. It appears from your disclosure that your Class B stores are being used to provide discounted merchandise that did not sell during the season at your Class A stores. Given the short sales time associated with your business plan, please revise, in all appropriate sections, to address the potential impact that these discounts may have on your brand, customers' future pricing and discount expectations, and the potential for sales at your Class B stores to cannibalize your Class A store sales.

Management, page 32

30.   We reissue prior comment 43. Please revise to disclose the names of your promoters. See Item 404(c) of Regulation S-K.

31.   Please expand your response to prior comment 44 to:
        a. Clarify the requirements associated with Circular 75 and how the option agreement satisfy the requirements of the Circular;
        b. Clarify the consideration paid for the option agreement itself;
        c. Clarify the implied enterprise value associated with your company in light of the fact that control of the company may be purchased pursuant to these options for $700.

Executive Compensation, page 45

32.   Please revise the introductory paragraph to clarify that the table reflects all compensation awarded to, earned by, or paid to the named executive officers.

33.   We were unable to locate text responsive to prior comment 46. Accordingly, we reissue that comment. Please revise to indicate whether any member of management receives compensation from third parties, including related parties such as Changzhou CTS, for services rendered to you.

34.   Please indicate whether you may or will modify or adjust compensation levels following the offering. See prior comment 47.

Security Ownership, page 46

35.   Please revise to attribute shares purchasable pursuant to any exercisable stock option agreements – including the May 6, 2008 agreement referenced in footnote four – to each individual listed in your table. See prior comment 48.

Certain Relationships and Related Transactions, page 47

36.   Please revise to disclose the total purchases made from Changzhou CTS for the years ended June 30 2008 and 2007.

37.   Please revise to include a statement addressing management's belief as to whether Changzhou will be able to repay amounts due to the company.

38.   We note your statement "[t]he material terms of our arrangements with Changzhou CTS (as attached)." Please clarify this statement and reconcile with your response to prior comment 13.

39.   Please advise us of the "strategic consulting and advice … regarding U.S. capital market[s] and related issues regarding [y]our private placements …" provided by Qian Wang and clarify her relationship to Favor Jumbo Enterprises, Ltd.

40.   We note your response to comment 57. Please revise your disclosure to include your response in this section.

Plan of Distribution, page 51

41.   We were unable to locate text responsive to prior comment 62. Accordingly, we reissue it. Please revise to disclose the material terms of your agreements with Allstar Business Consulting, Inc. which are currently disclosed in Part II. This disclosure should also include the total value of all cash and non-cash consideration paid pursuant to the agreement. Also, please file and agreements with them.

42.   We note your response to comment 63. Please note our comment number 2 above. We may have further comment.

Baby Fox International, Inc. and Subsidiary Financial Statements for the Year Ended June 30, 2008

Consolidated Financial Statements

General

43.   Please note the financial statement updating requirements set forth by Rule 8-08 of Regulation S-X, and provide a currently dated consent from your independent accountants in any amendment.

Consolidated Statement of Changes in Stockholders' Equity, F-16

44.   We have reviewed your response to our prior comment 75. You did not address
        our comment in its entirety, thus the comment will be partially reissued. Please
        provide a detailed discussion of how you determined the measurement date for the
        1,942,513 shares issued for services and the period over which the compensation
        will be recognized. If you do not believe that a compensation charge is necessary,
        please provide us with your analysis of the guidance supporting this conclusion.
        Please refer to the guidance in EITF 96-18 and SFAS No. 123(R).

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition and Return Policy, F-18

45.   We note your response to our prior comment 76 which indicates that your revenue
        recognition policy was revised to state whether revenue from sales to non-
        corporate stores is recognized upon shipment or delivery. However, it appears
        that your revised revenue recognition policy disclosure continues to state that
        revenue is recognized at the date of shipment and when delivery is complete.
        Please revise.

Note 2 – Acquisition, F-21

46.   We have reviewed your response to our prior comment 77. We note that you
        have accounted for the acquisition of Shanghai Baby Fox as a transaction between
        entities under common control because Fengling Wang and her family (i.e.
        Jieming Huang, Jieping Huang, and Linyin Wang) stay in control of the reporting
        company before and after the acquisition.   Please note that common control of
        separate entities only exists when (i) an individual or enterprise holds more than
        50 percent of the voting ownership interest of each entity, (ii) immediate family
        members hold more than 50 percent of the voting ownership interest of each
        entity or (iii) a group of shareholders holds more than 50 percent of the voting
        ownership interest of each entity, and contemporaneous written evidence of an
        agreement to vote a majority of the entities' shares in concert exists. In this case,
        it appears that Hitoshi Yoshida owns 100% of the outstanding shares of Baby Fox
        International at the time of the acquisition of Shanghai Baby Fox and 94% of the
        outstanding shares of Baby Fox Limited. In addition, it appears that this majority
        ownership will be maintained until the option agreements issued in May 2008 are
        exercised. As the disclosure per page 43 of your amended filing does not provide
        any indication of a familial relationship between Fengling Wang and Hitoshi
        Yoshida, it is not clear why this would be considered a transaction between
        entities under common control. Please provide a detailed analysis of the
        relationship between the parties involved in the purchase and sale of Shanghai

Baby Fox. Your analysis should address your consideration of the definitions of entities under common control under the guidance of EITF 02-5, control under the guidance of Rule 1-02(g) of Regulation S-X, and related parties under the guidance of SFAS No. 57.

Note 8 – Income Taxes, F-22

47. We note that your response to our prior comment 79 states that you have revised your disclosure in response to our comment. We were unable to find such revised disclosure, thus the comment will be reissued. Please provide a detailed discussion of how you accounted for deferred tax assets or liabilities resulting from the differences between your book and tax basis in accordance with SFAS No. 109. In addition, please provide the disclosures required by paragraphs (43-48) of SFAS No. 109.

Note 9 – Commitments and Contingencies, F-22

48. We note that your response to our prior comment 80 states that you have recorded all expenses incurred by management on your behalf for the fiscal year ended June 30, 2007 in accordance with SAB Topic 1.B.1. However, it does not appear that you have adjusted the statement of operations for the fiscal year ended June 30, 2007 to record these expenses. Please revise to record all expenses incurred by management or members of the board of directors on your behalf.

Part II

Exhibits

Exhibit 99.4

49. We note that you filed Exhibit 99.4 in response to our prior comment 19. However, it does not appear that you provided data for each period presented in your filing. Please provide updated comparative sales data metrics with all amended filings. In addition, please disclose your basis for presenting each metric. For example, explain how you treat new stores, relocated stores, changes in the store square footage, and store closings in your calculation of the metrics presented.

Item 17

50. Please revise to include all undertakings required by Item 512 of Regulation S-K. Also, revise to tailor your undertakings to your specific offering.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

        Sincerely,

        John Reynolds
        Assistant Director

cc.   Kristina L. Trauger
Fax: 732-577-1188